FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               7th January 2004



                      CRH - Development Strategy Update



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure:  Development Strategy Update



            D E V E L O P M E N T    S T R A T E G Y    U P D A T E



                                                                7th January 2004



    CRH ANNOUNCES FURTHER DEVELOPMENT INITIATIVES TOTALLING EURO 324 MILLION



CRH plc, the international building materials group, today announces a range of 22 development initiatives totalling euro 324 million (including capital expenditure of euro 34 million) undertaken during the second half of 2003. These initiatives, which are in addition to the completion of the euro 693 million Cementbouw deal in October 2003 and the euro 189 million S.E. Johnson transaction announced in May 2003, bring total acquisition and investment spend in 2003 to approximately euro 1.6 billion, two-thirds of which arises in Europe with the balance in North America.



Commenting on these developments, Liam O'Mahony, CRH Chief Executive, said:



"2003 has proved to be an excellent year from a development perspective for CRH with the completion of the Cementbouw transaction, the largest-ever deal by the Group, and a continuation of a steady flow of bolt-on opportunities. Together with the deals already announced this year, the initiatives announced today will assist in driving growth across all CRH Divisions."



The initiatives contained in this Development Strategy Update are:

  - Europe Materials : three deals totalling euro 18 million


    Purchase of a second lime business in Poland and two add-on readymixed concrete acquisitions in Finland.

  - Europe Products & Distribution : eight projects totalling euro 196 million


    Four acquisitions for the Concrete Products Group in Denmark (1), Belgium
    (2) and France (1) accompanied by a major roof tile project in the United Kingdom; an EPS insulation business with factories in the Netherlands and Germany; an add-on deal in the Fencing & Security Group; and a further investment in builders merchanting in France.

  - Americas Materials : six deals totalling euro 53 million


    One add-on for the New England Division in Maine and another bolt-on in Montana in the Western Division; four transactions in the Central Division, comprising a joint venture in Michigan, a significant expansion of Oldcastle Materials' interests in the southeastern United States and two bolt-on acquisitions in Ohio and Pennsylvania.

  - Americas Products & Distribution : five projects totalling euro 57 million


    Three acquisitions in the Architectural Products Group expanding operations in Georgia, Pennsylvania, Virginia and the Washington, D.C. area together with a project to continue the expansion of the group's network of pallet paver plants; one deal in the Distribution Group in Philadelphia bringing its network of stores in the United States to 124.



Contact at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony Chief Executive

Myles Lee Finance Director

Maeve Carton Group Controller





Europe Materials : euro 18 million



Poland



In early July, the Group acquired 100% of Kujawy Wapno, a major lime production facility in the northern half of Poland. With access to high-quality limestone reserves and annual sales of euro 12 million, the Kujawy facility, which has recently undergone extensive refurbishment, extends the geographical coverage of CRH's Polish lime operations, established with the purchase of an 85% stake in Trzuskawica in February 2003, and represents a further step in building an integrated materials business in a country which will soon become a full member of the European Union.



Finland



In July, Lohja Rudus expanded its readymixed concrete operations in central Finland through the purchase of selected assets of NCC Tampere and Betokari with combined annual sales of euro 5 million. Integration of the acquired assets into existing activities should result in margin enhancement and improved asset utilisation.



The total cost of the three development initiatives completed by the Europe Materials Division amounts to euro 18 million including goodwill of euro 3 million.





Europe Products & Distribution : euro 196 million



Concrete Products Group



In September, the Concrete Products Group purchased Betonelement, a leading Danish producer of a full line of precast concrete products with seven well-equipped production locations and nationwide coverage. This business, which has annual sales of euro 63 million, should serve as a strong platform for the pursuit of additional development opportunities in Scandinavia.



The group also acquired two add-on businesses in Belgium with combined annual sales of euro 16 million during the second half of 2003. Maessen, a manufacturer of prefabricated structural concrete elements for the non-residential segment (comprising shuttering slabs, hollow walls, stairs, beams and columns) was acquired in September and has been integrated with Omnidal. In October, the group acquired Duffeleer, a producer of concrete sewerage and drainage products in the southwest of Belgium. These deals extend the geographical reach of CRH's existing concrete products operations in the Benelux.



The group completed a fourth acquisition with the purchase of three concrete pole manufacturing plants from Amec Spie in late December. With annual sales of euro 5 million, Spie is engaged in the manufacture and installation of concrete poles in the northwest and southwest of France. On integration into BMI, acquired in April 2001, the deal will facilitate the optimisation of our network of pole plants in western France.



In the United Kingdom, Forticrete has recently commenced a project to relocate and upgrade its concrete roof tile manufacturing facility in Leighton Buzzard at a total cost of euro 25 million. The investment will enable Forticrete to grow further in its niche roof tile market through relieving capacity constraints at the current location, which will be disposed of on completion of the project.



Insulation Group



The Insulation Group acquired Unidek in October. With annual sales of euro 110 million, Unidek is engaged in the manufacture and marketing of expanded polystyrene (EPS) insulation products and construction systems and enjoys a leading market position in the Benelux and strong representation in Germany, which together account for circa 45% of total EPS demand in western Europe. The acquisition provides CRH with a strong vehicle to enter these EPS markets through well-invested large-scale manufacturing facilities, excellent logistics and a value-added product line which complements our existing EPS activities in the Republic of Ireland, the United Kingdom, Poland and the Nordic region.



Building Products Group



In July, CRH acquired Magnetic Autocontrol group, a leading German-based supplier of vehicle and pedestrian access control products with annual sales of euro 33 million and an international distribution network spanning Europe, the United States, Australia, Malaysia, India and China. The acquisition of Autocontrol, which follows the Geoquip and Adronit deals announced in the January and June 2003 Development Strategy Updates respectively, represents an excellent opportunity for our Fencing & Security Group to build further upon its strong market presence in the high-growth access control segment with the addition of proprietary barrier technology.



Distribution Group



In December, following an initial investment in 1996, CRH augmented the scale of its merchanting activities in the southeast of France through increasing its stake in SAMSE from 11.2% to 20.05%. SAMSE is the leading builders merchant in the Rhone-Alpes region with a total of 114 branches. In addition, CRH and SAMSE have formed a joint venture (CRH share 45%) which has acquired an initial 34.7% interest in regional builders merchant G. Doras. Doras operates a total of 45 specialist and generalist builders merchanting outlets in the Burgundy and Franche Comte regions. The joint venture will purchase the remaining share capital of Doras in the first half of 2004. These investments enable CRH to continue its strategy of achieving regional leadership in the merchanting sector in France.



The total cost of the eight Europe Products & Distribution initiatives is euro 196 million on which goodwill of euro 17 million arises.





Americas Materials : euro 53 million



The Americas Materials Division continued its development through the completion of six deals with a combined cost of US$61 million (euro 53 million) and annual incremental sales of US$75 million. Goodwill of US$19 million (euro 17 million) arose on these deals.



New England Division



In August, the Group acquired the aggregate and asphalt assets of Barletta Construction (which is based in Eliot, Maine) comprising an owned and fully permitted quarry with 37 million tons of aggregate reserves, a drum mix plant and associated mobile equipment. With annual production of 0.4 million tons of aggregates and 0.1 million tons of asphalt, this deal replaces aggregate reserves from the existing pit at Farmington, New Hampshire, which is nearing depletion, and enables the realisation of substantial synergies in terms of transportation and other operating costs.



Western Division



In September, Oldcastle Materials purchased the assets of Blahnik Corporation, a small materials business based in Hamilton, Montana with annual volumes of 0.5 million tons of aggregates and 50,000 tons of asphalt. The Blahnik assets provide a strong geographic fit with the Division's existing activities in western Montana, which comprise Jensen Paving in Missoula, Helena Sand & Gravel in Helena and NUPAC in Kalispell, and into which Blahnik has been integrated.



Central Division



In July, Michigan Paving & Materials (formerly Thompson-McCully) formed a joint venture with Edward C. Levy Co., a leading supplier of aggregates and asphalt in eastern Michigan. Under the terms of the joint venture agreement, Michigan Paving & Materials and Levy have contributed a total of five asphalt plants and related paving operations to the joint venture. The deal offers an excellent opportunity to expand the Materials Group's scale in the major Detroit metropolitan market and to create added value through cost efficiencies.



Also in July, Oldcastle Materials entered into an exchange transaction whereby seven quarries in Georgia, Alabama, Tennessee and Michigan were obtained in consideration for the disposal of five aggregate operations in Indiana which were acquired in conjunction with the S.E. Johnson deal announced in May 2003 and were considered non-core to Oldcastle Materials. Following the establishment of an initial position in the southeastern United States through the acquisition of U.S. Aggregates in July 2002, this deal significantly enhances Oldcastle's market position in this region through providing a pure stone business with access to 280 million tons of aggregate reserves extending over six quarries with annual production of circa 2.3 million tons. The seventh quarry, which is located in southeastern Michigan, has 20 million tons of reserves (annual production of 1.2 million tons) and is optimally situated relative to our existing S.E. Johnson and Michigan Paving & Materials quarries in the area.



The Shelly Group acquired the assets of Osterland, a leading asphalt producer and paving company in the downtown area of Cleveland, Ohio in August. With annual sales of 0.7 million tons of asphalt and a recently-erected plant on Lake Erie, Osterland is an excellent fit with the asphalt operations of Northern Ohio Paving Company and S.E. Johnson in Cleveland.



The Mid-Atlantic Group acquired the aggregate reserves and selected other assets of Kaminski Brothers in northeastern Pennsylvania in October. With high-quality aggregate reserves of 200 million tons (of which 60 million tons are currently permitted), Kaminski's strategic location expands market coverage with minimal incremental overhead and allows the realisation of transportation savings.





Americas Products & Distribution : euro 57 million



The Americas Products & Distribution Division completed a total of four acquisitions during the second half of 2003 at a combined cost of US$55 million (euro 48 million) yielding annual incremental sales of US$91 million. These deals included goodwill of US$27 million (euro 24 million). In addition, the Division undertook one major capital project at a cost of US$11 million (euro 9 million).



Architectural Products Group (APG)



In July, APG acquired Georgia Masonry Supply, a manufacturer of concrete masonry and distributor of clay bricks, aggregates and masonry materials with four locations in the Atlanta area. With annual sales of US$46 million, the deal positions APG to pursue further growth in the masonry sector in Georgia through extending its product line, and enables the achievement of economies of scale in combination with existing activities.



In October, APG purchased the lawn and garden business of Global Stone. With annual sales of US$22 million, Global processes and bags lime soil conditioners and landscaping stone products at three locations in the states of Georgia, Virginia and Pennsylvania. Through integration into the existing Oldcastle Stone Products infrastructure, the acquisition of Global broadens APG's relationship with the key homecenter businesses by providing a full lawn and garden product line on a more economical basis.



APG acquired the assets of Supreme Concrete Block, a manufacturer of concrete masonry and a reseller of masonry materials in the fast-growing region west of Washington, D.C. with annual sales of US$15 million, in late October. Together with improved operational efficiency, the Supreme deal strengthens APG's competitive positioning in the Washington/Baltimore metropolitan area and enables the pursuit of sales initiatives in hardscapes.

APG has completed installation of a large pallet paver plant in Kansas City, Missouri at a total expected cost of euro 9 million. Together with savings in terms of freight costs and enhanced operational efficiency, the plant alleviates capacity constraints at APG's existing locations in the rapidly growing Midwest region and enables increased sales to the retail and hardscapes segments.



Distribution Group



Allied Building Products purchased selected assets of BASS Supply, a two-branch distributor of roofing, siding and window products based in greater Philadelphia with annual sales of US$8 million. With in excess of 90% of its sales to the residential sector and a high dependence on repair, maintenance and improvement, the acquisition increases Allied's branch network in Philadelphia to seven and provides a good geographic fit with existing activities.





                                   ** Ends **



  CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.404
                            1000 FAX +353.1.404 1007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  7th January 2004



                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                        Finance Director